[Letterhead of State National Bancshares]

September 27, 2005

VIA FACSIMILE AND EDGAR
TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
State National Bancshares, Inc.

Ladies and Gentlemen:

        The State National Bancshares, Inc. (the "Company"), hereby requests acceleration of the effectiveness of the Registration Statement on Form S-1 (No. 333-126793) to 4:00 p.m., Washington, D.C. time, on September 29, 2005 or as soon thereafter as is practicable undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities being registered pursuant to the aforementioned Registration Statement.

        The Company hereby further requests, pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, that the Form 8-A, to be filed concurrently with the submission of this letter, be declared effective simultaneously with the Registration Statement.

        In connection with this request for acceleration, I hereby acknowledge the following on behalf of the Company:

  •
  Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

  •
  The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

  •
  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company's counsel, Chet Fenimore, via telephone at (512) 499-3818, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,
State National Bancshares, Inc., a Texas Corporation
By:	/s/ DON E. COSBY Don E. Cosby Executive Vice President, Chief Financial Officer, Secretary and Treasurer

[KEEFE, BRUYETTE & WOODS LETTERHEAD]

September 27, 2005

VIA FACSIMILE AND EDGAR
TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

  Re:
  State National Bancshares, Inc.
  Registration Statement on Form S-1
  Registration No. 333-126793

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as Representatives of the prospective Underwriters, hereby join in the request with State National Bancshares, Inc. that the effective date for the above-referenced registration statement be accelerated so that it may become effective at 4:00 p.m. (Washington, D.C. time), on September 29, 2005 or as soon thereafter as is practicable.

        In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the undersigned has effected from September 22, 2005 through the date hereof, the distribution of approximately 1,800 copies of the Preliminary Prospectus dated September 21, 2005 to prospective Underwriters, institutional investors, retail investors, dealers and others.

        The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
KEEFE, BRUYETTE & WOODS, INC. SANDLER O'NEILL & PARTNERS, L.P. as Representatives of the several Underwriters
By:	KEEFE, BRUYETTE & WOODS, INC.
	By:	/s/ JEFFREY D. EVANS Name: Jeffrey D. Evans Title: Managing Director